NextEra Energy Partners, LP

700 Universe Boulevard

Juno Beach, FL 33408

June 25, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F St., NE

Washington, DC 20549

Re:	NextEra Energy Partners, LP Registration Statement on Form S-1 Registration File No. 333-196099

Dear Sir/Madam:

NextEra Energy Partners, LP, a Delaware partnership (the “Partnership”), hereby withdraws its request, dated June 23, 2014, that the effective date of the Partnership’s registration statement on Form S-1 (File No. 333-196099) be accelerated by the United States Securities and Exchange Commission (the “Commission”). Concurrently with the submission of this withdrawal letter, the Partnership has submitted a new request to the Commission that the effectiveness of the Registration Statement be accelerated to 4:00 pm, Eastern Time, on June 26, 2014, or as soon thereafter as practicable.

Please contact Andrea L. Nicolas of Skadden, Arps, Slate, Meagher & Flom LLP, the Partnership’s special counsel, at (212) 735-3416 with any questions.

Sincerely,

NEXTERA ENERGY PARTNERS, LP
By: NextEra Energy Partners GP, Inc., its general partner

By:	/s/ Charles E. Sieving
Name: Charles E. Sieving
Title: General Counsel